                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the Month of December 2003

                       SHINHAN FINANCIAL GROUP CO., LTD.
                (Translation of registrant's name into English)

             120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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LOANS TO SUBSIDIARIES

     On December 26, 2003, we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of USD 30,000,000
(KRW 36,045,000,000) to Shinhan Capital, our wholly-owned subsidiary. Shinhan Capital provides leasing and equipment financing services to corporate customers. The loan origination date is expected to be December 30, 2003. We plan to fund this loan through long term borrowings from Mizuho Bank, Seoul Branch on December 30, 2003. Our loan to Shinhan Capital will have a maturity of three (3) years and the interest rate will be 90 basis points over three-month LIBOR. Shinhan Capital will use the proceeds for its leasing operation. As of December 30, 2003, total loans outstanding to Shinhan Capital from us will amount to KRW 642,163,833,800.

     * SUMMARY OF THE TRANSACTION:

     1.   Name of the Subsidiary (debtor) :       Shinhan Capital
     2.   Aggregate Principal Amount of the Loan: USD 30,000,000
     3.   Loan Origination Date :                 December 26, 2003
     4.   Total Loans to Shinhan Capital :        KRW 642,163,833,800
          (as of December 30, 2003)
     5.   Maturity :                              3 years
                                                  (Dec. 30, 2003 ~ Dec 30, 2006)
     6.   Interest Rate :                         90 basis points over three-month LIBOR
     7.   Use of Proceeds to Shinhan Capital :    Leasing Operation
     8.   Date of Approval :                      December 26, 2003


INVESTMENT IN SK CORPORATION

On December 24, 2003, Shinhan Bank, our wholly owned banking subsidiary, decided to purchase 2,221,500 shares of common stock, or 1.75% of total issued shares, of SK Corporation for a purchase price of KRW 29,450 per share, amounting to an aggregate purchase price of KRW 65,423,175,000. These common shares were originally held by SK Corporation in the form of treasury shares.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By       /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : December 29, 2003